UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

                    BIO-KEY INTERNATIONAL, INC.

(Name of Issuer)

               Common Stock, par value $.0001 per share

(Title of Class of Securities)

                         09060C200

(CUSIP Number)

Wong Kwok Fong

Flat C, 27/F, Block 5

Grand Pacific Views

Siu Lam, Hong Kong N7

8613827026522

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060C200	Schedule13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wong Kwok Fong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF	7	SOLE VOTING POWER 7,262,763
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,262,763
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,262,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09060C200	Schedule13D	Page 3 of 4 Pages

Item 1.	Security and the Issuer.

The class of equity securities to which this statement relates is common stock, par value $ 0.0001 per share (the “Common Stock”), of BIO-key International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3349 Highway 133, Building A, Suite E, Wall, NJ 07719.

Item 2.	Identity and Background

(a) The Reporting Person filing this statement is Wong Kwok Fong (the “Reporting Person”).

(b) The address for the Reporting Person is Flat C 27/F, Block 5, Grand Pacific Views, Siu Lam, Hong Kong N7.

(c) The Reporting Person’s principal occupation is the Chief Technology Officer of China Goldjoy Group Limited, a technology development company located at Suites 2601-2, 26/F, Tower 2, Nina Tower, 8 Yeung Uk Road, TWTL 353, Tsuen Wan New Territories, Hong Kong.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a series of securities purchase agreements (the “Agreements”) between the Issuer and the Reporting Person, on October 22, October 29 and November 11, 2015, the Reporting Person purchased 90,000 shares (the “Series A-1 Shares”) of Series A-1 Convertible Preferred Stock at a purchase price of $100.00 per share, for aggregate gross proceeds of $9,000,000. The purchase price for the Series A-1 Shares was paid with personal funds of the Reporting Person. The Series A-1 Shares are convertible at any time at the option of the Reporting Person into shares of Common Stock at an initial conversion price of $0.30 per share, subject to a “blocker provision” which prohibits conversion if such conversion would result in the holder being the beneficial owner of in excess of 9.99% of the Issuer’s outstanding shares of Common Stock.

Item 4.	Purpose of Transaction.

The Series A-1 Shares were purchased for investment purposes. Pursuant to the Certificate of Designation of the Series A-1 Shares, the Reporting Person has the right to nominate one person to serve on the Board of Directors of the Issuer. Except as set forth in the preceding sentence, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events specified in (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 7,262,763 shares of Common Stock issuable upon conversion of the Series A-1 Shares. The shares of Common Stock beneficially owned by the Reporting Person constitute 9.99% of the Issuer’s outstanding shares of Common Stock.

(b) The Reporting Person exercises sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Person.

(c) There have been no transactions by the Reporting Person in the shares of Common Stock during the past 60 days.

CUSIP No. 09060C200	Schedule13D	Page 4 of 4 Pages

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2015	/s/ Wong Kwok Fong
Wong Kwok Fong